Exhibit 4.8

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Field Trip Health Ltd. (the "Company")

30 Duncan Street, Suite 401

Toronto, Ontario M5V 2C3

Item 2.	Date of Material Change

July 29, 2021

Item 3.	News Release

A news release dated July 27, 2021 was disseminated via GlobeNewswire. Copy of the news release have been filed on SEDAR and is available at www.sedar.com.

Item 4.	Summary of Material Change

The Company announced on July 27, 2021 that it has received final approval from The NASDAQ Stock Market LLC ("NASDAQ") to list its common shares on the NASDAQ Global Select Market. The Company’s shares will begin trading at market open on Thursday, July 29, 2021 with the ticker symbol FTRP.

Item 5.	Full Description of Material Change

The Company’s common stock will continue to trade in Canada on the Toronto Stock Exchange ("TSX") under its current symbol FTRP; and concurrent with the listing of Field Trip’s common shares on NASDAQ in the US, the shares will cease to be quoted on the OTCQX. The Company has previously completed the process to ensure its shares are eligible for electronic clearing and settlement through the Depository Trust Company ("DTC").

Concurrent with the listing, Ronan Levy and Ellen Lubman will join the compensation committee and Mujeeb Jafferi and Dr. Ryan Yermus will resign as directors of the Company. Mr. Jafferi and Dr. Yermus will continue to serve as Field Trip’s Chief Operating Officer and Chief Clinical Officer, respectively.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:

Paula Amy Hewitt

Vice President, General Counsel and Corporate Secretary

Telephone: (416) 617-6277

Item 9.	Date of Report

July 28, 2021